

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2024

Jeffrey Holman
Chief Executive Officer
Healthy Choice Wellness Corp.
3800 North 28th Way
Hollywood, FL 33020

> **Re: Healthy Choice Wellness Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 13, 2024**
> **File No. 333-274435**

Dear Jeffrey Holman:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed February 13, 2024

Cover Page

1. Please disclose on the primary offering cover page that the offering is contingent upon approval and listing of your Class A common stock on the NYSE American. Please revise your disclosure on page 26 where you state that without such approval you "do not expect" to proceed with the offering to clearly state that without such approval you will not proceed with the offering.

Financing, page 25

2. You disclose that pursuant to the Securities Purchase Agreement dated January 18, 2024, institutional investors have agreed to acquire $1,700,000 of Class A stock in the initial public offering. Please tell us the terms under which the investors will acquire such shares. Please also explain how this agreement to purchase in the IPO complies with Section 5 of the Securities Act.

Capitalization, page 27

3. Please tell us your consideration of giving effect to the issuance of $1.9 million promissory notes to the institutional investors on January 18, 2024 in the pro forma column.

4. Please provide us with your calculations that support the transaction adjustments to cash and cash equivalents and additional paid-in-capital. In this regard, please tell us how you have reflected the issuance of 188,889 shares of Class A common stock at an assumed offering price of $10 per share, and the deductions of underwriting discounts and commissions and estimated expenses of the offering in your adjustments. This comment also applies to the footnote 4c to your unaudited pro forma condensed combined balance sheet on page 32.

5. Please remove the underwriter's over-allotment from the capitalization table, dilution calculation and pro formas.

Dilution, page 28

6. Please provide us with your calculation of the negative "Total Tangible Book Value/Consideration" associated with the shares purchased by "Note holders and underwriter upon IPO." Please tell us how you have reflected the cash proceeds from the issuance of these shares in your calculation.

Exhibits

7. In the consent filed by Newbridge Securities Corporation filed as Exhibit 23.3, please revise the consent to include Newbridge's consent to file the valuation report as an exhibit to the registration statement.

General

8. Please revise the resale prospectus cover page to indicate the price(s) at which the selling shareholders will offer the shares, such as at prevailing market prices or privately negotiated prices, to the extent accurate. Please also revise the disclosure stating that your shares have been approved for listing under the NYSE American exchange and indicate that you have applied for listing. Please disclose, to the extent accurate, that the resale offering is contingent on listing approval.

9. Please provide your analysis as to how you determined there was a completed private placement for the 188,889 shares registered for resale. It appears that the company has not yet issued these shares, but instead these are the "Bridge Shares" the company will issue on the date of pricing of the IPO, and the number of shares issued will depend on the IPO price. In your analysis please consider the guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations. Please also revise the disclosure to describe the transaction in which the selling shareholders received, or will receive, the shares and the terms of the transaction.

10. Please provide the details of Sabby Volatility Warrant Fund's commitment to purchase $10 million in Series A stock, which you reference on page Alt-3, including the date of the agreement to purchase and the terms of the agreement including when Sabby will purchase such shares. Please file a copy of any agreement relating to this commitment as an exhibit to the registration statement.

11. We note that the amount of shares being registered for resale (188,889) assumes an offering price of $10 per share. Please confirm that in the event the offering price changes and the number of shares you issue is in excess of 188,889, you will file a new registration statement to register the additional shares. For guidance, please see Question 213.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

12. Please have the principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors sign the registration statement. See Instruction 1 to Signatures on Form S-1.

13. Please address any comments issued in our comment letter dated March 11, 2024 for the Form S-1 (File No. 333-275209) to the extent applicable to this registration statement.

14. You state in response to prior comment three that you and the underwriter expect to engage in "test the water" meetings. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services